UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2003

                          GRUPO IUSACELL, S.A. de C.V.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                         Prol. Paseo de la Reforma 1236
                        Col. Santa Fe, Deleg. Cuajimalpa
                               05438, Mexico D.F.
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports
under cover of Form 20-F or Form 40-F:  Form 20-F |X|    Form 40-F |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of
1934.     Yes |X|     No |_|

Documents Furnished By the Registrant

1. Press Release of the Registrant dated October 24, 2003

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                         GRUPO IUSACELL, S.A. DE C.V.

Date: October 27, 2003                   /s/ Jose Ignacio Morales Elcoro
                                         --------------------------------------
                                             Name:  Jose Ignacio Morales Elcoro
                                             Title: Attorney in fact

                                         /s/ Jorge Narvaez Mazzini
                                         --------------------------------------
                                             Name:  Jorge Narvaez Mazzini
                                             Title: Attorney in fact

[LOGO] IUSACELL                                                Investor Contacts
       Valora tu espacio                                      Jose Luis Riera K.
                                                         Chief Financial Officer
                                                              011-5255-5109-5927

                                                             Carlos J. Moctezuma
                                                      Head of Investor Relations
                                                              011-5255-5109-5759
                                                carlos.moctezuma@iusacell.com.mx

Third Quarter 2003 Results

Mexico City, October 24, 2003 - Grupo Iusacell, S.A. de C.V. (Iusacell or the Company) [BMV: CEL, NYSE: CEL] today announced results for the third quarter ended September 30, 20031.

Financial Results

Changes in accounting policies: In the third quarter of 2003 Iusacell conducted a series of changes in its accounting policies. The changes are in accordance with Mexican GAAP and in agreement with its independent auditors.

Iusacell decided to write-off some intangible assets in accordance with recently released accounting pronouncements by the Mexican Accounting Institute, which requires, among other things, intangible assets to produce measurable cash flows. Consequently, the Company decided to amortize approximately $762 million of other assets derived from preoperative and installation expenses related mainly to PCS operations, and other differed charges.

The Company also decided to follow a more prudent approach in relation to deferred income taxes. Since Iusacell cannot assure the recovery of some of its tax loss carry forwards, $192 million of deferred income tax was cancelled, and the effect is presented as an extraordinary item. Additionally, $164 million of deferred expenses related to the original issuance of debt were also cancelled as an extraordinary item in the quarter.

Iusacell is now expensing the postpaid handsets related costs rather than amortizing it within the average life of the postpaid contracts. Consequently, $157 million representing the balance of the 2003 amortization cost was expensed in the quarter. Additionally, the charges applied retroactively to January 1, 2003, were reclassified from amortization to cost. This reclassification impacted EBITDA for the quarter with an additional $223 million.

Resulting from the more conservative criteria regarding revenue recognition from prepaid cards, the account of deferred liabilities (sale of services not yet consumed) was updated by $80 million of deferred liabilities rather than revenues.

After conducting a comprehensive review of the Company's assets during this quarter, Iusacell decided to adjust the inventory of spare parts and some network components, resulting in a $60 million increase in the provision for obsolete equipment.

Operational change: As part of the operational streamlining and in order to better focus on active customers, Iusacell reduced the period in which a prepaid customer can receive incoming calls but cannot make outgoing calls from 305 and 275 days (depending on the amount of airtime previously charged) to 90 days.

----------
(1) Unless otherwise noted, all monetary figures are in Mexican pesos and restated as of September 30, 2003 in accordance with Mexican GAAP. The symbols "$" and "US$" refer to Mexican pesos and U.S. dollars, respectively.


THIRD QUARTER 2003 RESULTS             3

This policy change identified approximately 437,000 existing prepaid customers who have not utilized Iusacell's network services in an extended period of time. These inactive accounts were turned over in an extraordinary subscribers write-off. As of September 30, 2003 subscribers totaled 1.5 million.

Revenue in the quarter decreased 8% from the previous quarter and 21% from the year ago period to $1,066 million, as a result of the update of deferred liabilities, lower subscriber base and lower ARPUs.

Cost of sales in the third quarter of 2003 increased 99% from the year ago period driven mainly by changes in accounting policies, from $457 million to $912 million.

Operating expenses: sales and advertising expenses in the quarter declined slightly year over year due primarily to fewer gross subscriber additions. As a percentage of revenues, sales and advertising expenses increased from 24% to 31% in the third quarter of 2003, resulting from lower revenues in the period.

EBITDA(2) was mainly affected by lower revenues as well as changes in accounting policies during the quarter, ending with a negative $395 million for the period.

Depreciation and amortization expenses of $285 million in the third quarter of 2003 also were affected by the accounting adjustments particularly derived from the reclassification of handset amortization as part of the cost.

Operating loss in the quarter increased from the $98 million recorded last year to $680 million in the current quarter driven by the changes in accounting policies and lower revenues.

Integral financing cost in the quarter ended with $658 million, compared to $440 million in the same quarter of last year. The result was mainly driven by a $500 million foreign exchange loss resulting from the 5% depreciation of the peso against the U.S. dollar in the quarter. Interest expense increased $15 million in the third quarter of 2003, compared to the same period of 2002 as a result of the 11% peso depreciation in the twelve-month period ended September 30, 2003.

Net loss in the quarter of $2,510 million was the result of changes in accounting policies and higher integral financing costs. This compares to a net loss of $517 million in the year ago period.

Capital expenditures: Iusacell invested approximately US$6.5 million in its regions during the third quarter of 2003 to expand coverage.

Debt: As of September 30, 2003, including trade notes payable and notes payable to related parties, debt totaled US$811 million. All of the Company's debt is U.S. dollar-denominated.

As previously communicated, most of the Company's financial debt is classified as current in the Balance Sheet presented herein, in accordance with Mexican GAAP.

                               * * * * * * * * * *

Legal Disclaimer

Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

----------
(2) This press release contains a reference to EBITDA and provides the components of EBITDA on the face of the Consolidated Income Statement. EBITDA is used by management for comparisons to other companies within our industry as an alternative to GAAP measures and is used by investors and analysts in evaluating performance. EBITDA, which is earnings before interest, taxes, depreciation and amortization, is computed by adding back net interest expense, income and asset tax expense, depreciation expense and amortization expense to net income (loss) before minority interest and loss of subsidiaries as reported. The Company presented a reconciliation of EBITDA from net loss (see exhibit 1 herein). EBITDA should be considered in addition to, but not as a substitute for other measures of financial performance reported in accordance with Mexican GAAP. EBITDA, as defined above, may not be comparable to similarly titled measures reported by other companies.


THIRD QUARTER 2003 RESULTS             4

GRUPO IUSACELL CONSOLIDATED BALANCE SHEET
COMPARISON OF THIRD QUARTER 2003 WITH THIRD QUARTER 2002
(Figures in thousands of constant September 30, 2003 pesos)

------------------------------------------------------------------------------------------------------------------------------------
                                                                    3Q03                           3Q02                  Change 3Q03
                                                                                                                               /3Q02
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
Cash and marketable securities                                       71,133           0.6%        341,205         2.1%       -79.2%
Accounts receivable, net                                            536,815           4.3%        725,181         4.5%       -26.0%
Recoverable taxes and other                                         430,544           3.5%        383,276         2.4%        12.3%
Inventories                                                          78,553           0.6%        130,965         0.8%       -40.0%
TOTAL CURRENT ASSETS                                              1,117,045           9.0%      1,580,627         9.8%       -29.3%

Property and equipment, net                                       8,299,887          66.5%      9,571,434        59.1%       -13.3%
Goodwill, net                                                     1,956,267          15.7%      2,176,961        13.4%       -10.1%
Other assets                                                      1,103,903           8.8%      2,856,905        17.7%       -61.4%
TOTAL ASSETS                                                     12,477,102         100.0%     16,185,927       100.0%       -22.9%

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accrued liabilities                                               1,097,467           8.8%      1,074,189         6.6%          2.2%
Accounts payable                                                    506,517           4.1%        352,681         2.2%         43.6%
Short-term debt                                                   8,567,907          68.7%        329,398         2.0%       2501.1%
TOTAL CURRENT LIABILITIES                                        10,171,891          81.5%      1,756,268        10.9%        479.2%

Non-current liabilities                                             264,054           2.1%      8,323,974        51.4%        -96.8%
TOTAL LIABILITIES                                                10,435,945          83.6%     10,080,242        62.3%          3.5%

Minority interest                                                  -100,089          -0.8%         90,991         0.6%           --
Shareholders' Equity
Capital stock                                                     7,303,268          58.5%      7,303,268        45.1%           --
Legal reserve                                                        20,525           0.2%         20,525         0.1%           --
Paid-in capital                                                   1,437,144          11.5%      1,437,144         8.9%           --
Net loss                                                         -3,336,632         -26.7%     -1,594,947        -9.9%        109.2%

Accumulated earnings from prior years                            -3,495,962         -28.0%     -1,364,199        -8.4%       -156.3%
Excess from restatement of                                          212,903           1.7%        212,903         1.3%           --
shareholders' equity

TOTAL SHAREHOLDERS' EQUITY                                        2,141,246          17.2%      6,014,694        37.2%        -64.4%

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                             12,477,102         100.0%     16,185,927       100.0%        -22.9%
------------------------------------------------------------------------------------------------------------------------------------


THIRD QUARTER 2003 RESULTS             5

GRUPO IUSACELL CONSOLIDATED INCOME STATEMENT
COMPARISON OF THIRD QUARTER 2003 WITH THIRD QUARTER 2002
(Figures in thousands of constant September 30, 2003 pesos)

------------------------------------------------------------------------------------------------------------------------------------
                                                                      3Q03                         3Q02                  Change 3Q03
                                                                                                                               /3Q02
------------------------------------------------------------------------------------------------------------------------------------
REVENUE
Service                                                              954,522           89.5%     1,245,770        92.2%       -23.4%
Equipment sales and other                                            111,955           10.5%       105,196         7.8%         6.4%
TOTAL REVENUE                                                      1,066,477          100.0%     1,350,966       100.0%       -21.1%

Cost of services                                                     391,040           36.7%       376,601        27.9%         3.8%
Other costs                                                          521,425           48.9%        80,341         5.9%       549.0%
TOTAL COSTS                                                          912,465           85.6%       456,942        33.8%        99.7%

GROSS MARGIN                                                         154,013           14.4%       894,024        66.2%       -82.8%

Sales & Advertising expenses                                         328,642           30.8%       329,188        24.4%       -0.2%
General and administrative expenses                                  220,150           20.6%       139,535        10.3%        57.8%
Other income                                                                            0.0%       -68,028        -5.0%          --
TOTAL OPERATING EXPENSES                                             548,792           51.5%       400,695        29.7%        37.0%

EBITDA                                                              -394,780          -37.0%       493,329        36.5%          --

Depreciation and amortization                                        285,012           26.7%       591,358        43.8%       -51.8%
OPERATING LOSS                                                      -679,792          -63.7%       -98,029        -7.3%       593.5%

Other (income) expense                                                 1,473            0.1%       -54,253        -4.0%          --

Interest expense, net                                                239,881           22.5%       224,855        16.6%         6.7%
Foreign exchange loss (gain)                                         500,441           46.9%       301,867        22.3%        65.8%
Monetary gain                                                        -82,369           -7.7%       -86,776        -6.4%        -5.1%
INTEGRAL FINANCING COST                                              657,953           61.7%       439,946        32.6%        49.6%

LOSS BEFORE TAXES AND
STATUTORY PROFIT SHARING COST                                     -1,339,218         -125.6%      -483,722       -35.8%       176.9%

Equity in income (losses) of subsidiaries                                297            0.0%          -372         0.0%          --
Taxes                                                                 23,641            2.2%        26,372         2.0%       -10.4%
Extraordinary items                                                  355,824           33.4%            --         0.0%          --
Intangible assets valuation                                          815,999           76.5%            --          --           --


NET LOSS BEFORE
MINORITY INTEREST                                                 -2,534,979         -237.7%       -509,722      -37.7%       397.3%
Minority interest                                                    -25,005           -2.3%         7,584         0.6%      -429.7%
NET LOSS                                                          -2,509,974         -235.4%       -517,306      -38.3%       385.2%
------------------------------------------------------------------------------------------------------------------------------------


THIRD QUARTER 2003 RESULTS             6

GRUPO IUSACELL CELULAR CONSOLIDATED BALANCE SHEET
COMPARISON OF THIRD QUARTER 2003 WITH THIRD QUARTER 2002
(Figures in thousands of constant September 30, 2003 pesos)

------------------------------------------------------------------------------------------------------------------------------------
                                                                      3Q03                          3Q02                 Change 3Q03
                                                                                                                               /3Q02
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
Cash and marketable securities                                        19,798           0.9%         49,644         0.5%       -60.1%
Accounts receivable, net                                             499,407           4.0%        708,135         4.9%       -29.5%
Related parties                                                      100,624           0.7%        115,047         0.5%       -12.5%
Recoverable taxes and other                                          431,503           4.5%        297,044         1.8%        45.3%
Inventories                                                           78,553           0.4%        130,965         1.3%       -40.0%
TOTAL CURRENT ASSETS                                               1,129,885          10.5%      1,300,835         9.0%       -13.1%

Property and equipment, net                                        7,509,843          63.5%      8,795,828        63.2%       -14.6%
Goodwill, net                                                      1,770,640          14.6%      1,980,829        14.2%       -10.6%
Other assets                                                         709,278          11.4%      1,989,103        13.6%       -64.3%
TOTAL ASSETS                                                      11,119,646         100.0%     14,066,595       100.0%       -20.9%

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accrued liabilities                                                  451,302           4.0%        986,274         4.9%       -54.2%
Accounts payable                                                     392,385           0.9%        251,975         1.8%        55.7%
Short-term debt                                                    4,584,304           2.8%        176,230         1.2%      2501.3%
TOTAL CURRENT LIABILITIES                                          5,427,991          11.0%      1,414,479         9.0%       283.7%

Non-current liabilities                                                2,253          32.4%      4,359,602        30.0%       -99.9%
TOTAL LIABILITIES                                                  5,430,244          57.0%      5,774,081        67.0%        -6.0%

Minority interest                                                   -131,651           0.0%         43,265         0.2%          --

Shareholders' Equity
Capital stock                                                     16,289,598         130.6%     16,289,598       114.0%          --
Legal reserve                                                         29,005           0.2%         29,005         0.2%          --
Paid-in capital                                                      100,369           0.8%        100,369         0.7%          --
Net loss                                                          -2,162,413          -3.6%       -819,457        -4.4%       163.9%

Accumulated earnings from prior years                             -7,716,779         -61.9%     -6,631,539       -46.4%        16.4%
Excess from restatement of                                          -718,727          -5.8%       -718,727        -5.0%          --
shareholders' equity

TOTAL SHAREHOLDERS'EQUITY                                          5,821,053          43.0%      8,249,249        32.0%       -29.4%

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                              11,119,646         100.0%     14,066,595       100.0%       -20.9%
------------------------------------------------------------------------------------------------------------------------------------


THIRD QUARTER 2003 RESULTS             7

GRUPO IUSACELL CELULAR CONSOLIDATED INCOME STATEMENT
COMPARISON OF THIRD QUARTER 2003 WITH THIRD QUARTER 2002
(Figures in thousands of constant September 30, 2003 pesos)

-------------------------------------------------------------------------------------------------------------------------------
                                                                   3Q03                         3Q02               Change 3Q03
                                                                                                                         /3Q02
-------------------------------------------------------------------------------------------------------------------------------
REVENUE
Service                                                         960,899           89.6%     1,262,174      92.3%         -23.9%
Equipment sales and other                                       111,975           10.4%       105,550       7.7%           6.1%
TOTAL REVENUE                                                 1,072,874          100.0%     1,367,724     100.0%         -21.6%

Cost of services                                                398,180           37.1%       346,186      25.3%          15.0%
Other costs                                                     521,425           48.6%        80,196       5.9%         550.2%
TOTAL COSTS                                                     919,605           85.7%       426,382      31.2%         115.7%

GROSS MARGIN                                                    153,269           14.3%       941,342      68.8%         -83.7%

Sales & Advertising expenses                                    328,627           30.6%       328,780      24.0%           0.0%
General and administrative expenses                             207,697           19.4%       135,484       9.9%          53.3%
Other income                                                                       0.0%       -58,443      -4.3%            --
TOTAL OPERATING EXPENSES                                        536,324           50.0%       405,821      29.7%          32.2%

EBITDA                                                         -383,055          -35.7%       535,521      39.2%            --

Depreciation and amortization                                   305,211           28.4%       555,248      40.6%         -45.0%
OPERATING LOSS                                                 -688,266          -64.2%       -19,727      -1.4%        3389.0%

Other (income) expense                                            1,473            0.1%       -54,253      -4.0%            --

Interest expense, net                                            88,683            8.3%        87,306       6.4%           1.6%
Foreign exchange loss (gain)                                    247,776           23.1%       153,414      11.2%          61.5%
Monetary gain                                                   -36,387           -3.4%       -43,861      -3.2%         -17.0%
INTEGRAL FINANCING COST                                         300,072           28.0%       196,859      14.4%          52.4%

INCOME (LOSS) BEFORE TAXES AND

STATUTORY PROFIT SHARING COST                                  -989,811          -92.3%      -162,333     -11.9%         509.7%

Equity in income (losses) of subsidiaries                          -278            0.0%          -192       0.0%          44.8%
Taxes                                                            21,330            2.0%        26,372       1.9%         -19.1%
Extraordinary items                                             114,792           10.7%            --       0.0%            --
Intangible assets valuation                                     597,232           55.7%            --       0.0%            --

NET LOSS BEFORE
MINORITY INTEREST                                             -1,722,887        -160.6%      -188,513     -13.8%         813.9%
Minority interest                                                -15,283          -1.4%         9,208       0.7%            --

NET LOSS                                                      -1,707,604        -159.2%      -197,721     -14.5%         763.6%
-------------------------------------------------------------------------------------------------------------------------------


THIRD QUARTER 2003 RESULTS             8

Exhibit 1:
Reconciliation of EBITDA from net loss

(Figures in thousands of constant September 30, 2003 pesos)

                                                                    3Q03               3Q02              9M03               9M02
                                                                  ------------------------------------------------------------------
Net loss                                                          (2,509,975)        (517,305)        (3,336,632)        (1,594,947)
     plus (minus):
Other income                                                           1,473          (68,488)           (54,253)
Minority interest                                                    (25,005)           7,584            (31,389)            (9,539)
Intangible assets valuation                                          815,999          815,999
Extraordinary items                                                  355,824          (54,391)           355,824
Taxes                                                                 23,641           26,372             73,517             96,638
Equity in income (losses) of subsidiaries                                297             (372)            17,342              9,686
Integral financing cost                                              657,954          439,945          1,072,614          1,144,379
Depreciation and amortization                                        285,012          591,358          1,538,469          1,809,294
                                                                  ------------------------------------------------------------------
EBITDA as reported                                                  (394,780)         493,191            437,256          1,401,258
                                                                  ------------------------------------------------------------------


THIRD QUARTER 2003 RESULTS             9